EXHIBIT 99.1

Student Transportation, Inc. Celebrates 6th Annual Anti-Bullying Awareness Month

Company’s Efforts Spread through Community Events, Awareness & Prevention Campaign

Wall, N.J., Oct. 03, 2016 (GLOBE NEWSWIRE) -- Student Transportation Inc. (“STI”) (TSX:STB) (NASDAQ:STB), the largest independent provider of school transportation and management services in North America, is kicking off its 6th annual Anti-Bullying Awareness Month in October with its company-wide ‘Bully-Free Buses’ campaign led by Blue Shirt Day on Monday, October 3rd.

STI’s drivers, dispatchers, mechanics and others are wearing blue shirts on October 3rd and throughout the month in a show of solidarity against bullying, on and off the school bus. “Blue Shirt Day is a simple way for STI and our employees to show our communities that we will not tolerate bullying, and that driving bully-free buses is of the utmost importance to our drivers,” said Nick Pizzo, Director of Organizational Development for STI. “When more than 14,000 people stand together for something like the safety, protection and happiness of our school children, that tells you something.”

Across the United States and Canada, STI’s family of companies will also be hosting awareness-raising events with the communities it serves, including special presentations from police officers and highway patrol, meetings with school district representatives, and activities to engage the more than one million children STI transports each school day with poster contests and other interactive elements. While STI highlights its bullying prevention efforts during the month of October, the Company continues to be an industry-leader in anti-bullying awareness and prevention education throughout the entire year. STI’s web-based learning management system, ST University (STU), now features five different bullying prevention learning modules, from workshops to courses on recognizing bullying and best practices for handling bullying situations on board the school bus.

“ST University reaches everyone in our company, from our boots on the ground to our Senior Management Team,” said Mr. Pizzo. “The courses that we developed provide an extensive layer of education and awareness, proving that we want our buses to not only be a ‘safe zone’ for the children we transport, but also a peaceful and pleasant environment.”

To learn more about Student Transportation Inc. and its Family of Companies, please visit www.RideSTBus.com.

About Student Transportation Inc.
Founded in 1997, Student Transportation Inc. (STI) is North America's largest independent and most trusted provider of student transportation solutions, operating more than 13,500 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation, management, logistics and technology solutions to a wide range of customers throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers, information technology professionals and others, who are caring members of their local communities. For more information, please visit www.RideSTBus.com.

Company contact:
Doug Coupe
Director of Communications & Investor Relations
(843) 884-2720
dcoupe@ridesta.com